UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Zymeworks Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

98985W102

(CUSIP Number of Class of Securities)

Daniel Cookson

All Blue Falcons FZE

Office 2301

23rd Floor API Trio Tower

Al Barsha 1

Dubai, United Arab Emirates

+971555241459

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98985W102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) All Blue Falcons FZE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,419,498[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,419,498[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,498[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Represents the sum of (i) 3,139,498 Shares directly beneficially owned by All Blue Falcons FZE as of the date hereof and (ii) 280,000 Shares underlying call options as described below in Item 5 of this Schedule 13D.

[2]	Based on 57,771,204 Shares issued and outstanding as of May 2, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 4, 2022 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No. 98985W102	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Edward Llewellen Cookson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,419,498[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,419,498[3]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,498[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[3]	Represents the sum of (i) 3,139,498 Shares directly beneficially owned by All Blue Falcons FZE as of the date hereof and (ii) 280,000 Shares underlying call options as described below in Item 5 of this Schedule 13D.

[4]	Based on 57,771,204 Shares issued and outstanding as of May 2, 2022, as disclosed in the Form 10-Q.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by All Blue Falcons FZE, a company organized in the Ras Al Kaihamh Economic Zone of the Emirate of Ras Al Khaimah in the United Arab Emirates (“All Blue Falcons”), and Daniel Edward Llewellen Cookson (“Mr. Cookson”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2022, as amended by Amendment No. 1 to Schedule 13D filed on April 28, 2022 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to the common shares, no par value (the “Shares”), of Zymeworks Inc., a corporation organized under the laws of the province of British Columbia under the Business Corporations Act (British Columbia) (the “Issuer”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on April 28, 2022, All Blue Falcons delivered to the board of directors of the Issuer (the “Board”) a letter outlining a non-binding proposal to acquire the Issuer for $10.50 per Share in cash (the “Proposal”).

On May 19, 2022, All Blue Falcons issued a press release announcing that it had sent a letter to the Board urging it to engage with All Blue Falcons with respect to the Proposal, in satisfaction of the Board’s fiduciary duties. The full text of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Original Statement is hereby amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 57,771,204 Shares issued and outstanding as of May 2, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 4, 2022.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 3,419,498 Shares, representing 5.92% of the outstanding Shares. The 3,419,498 Shares equal the sum of (i) 3,139,498 Shares directly beneficially owned by All Blue Falcons as of the date hereof and (ii) 280,000 Shares underlying the call options referenced below in this Item 5. All Blue Falcons may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 3,419,498 Shares, while Mr. Cookson may be deemed to beneficially own all of the 3,419,498 Shares by virtue of his position as a control person of All Blue Falcons.

The call options referenced above are American-style call options to purchase an aggregate of 200,000 Shares at an exercise price of $15.00 per Share and an aggregate of 80,000 Shares at an exercise price of $5.00 per Share. All of these call options expire on December 16, 2022.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Statement is hereby amended and restated in its entirety as follows:

“99.3      Press Release, dated May 19, 2022”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 20, 2022

ALL BLUE FALCONS FZE

By:	/s/ Daniel Cookson
Daniel Cookson, Director

/s/ Daniel Cookson
Daniel Cookson

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